[redacted]

14047431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

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SEC FILE NUMBER
[redacted] 8-02595

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Frères & Co. LLC
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ceglia — 212-632-6524
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, John J. Ceglia, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Lazard Frères & Co. LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2013 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John J. Ceglia
Chief Financial Officer
Lazard Frères & Co. LLC

Subscribed and sworn
to before me this 27th
day of February, 2014

MARK A. ROSENBERG
Notary Public, State of New York
No. 01RO4545475
Qualified in Nassau County
Commission Expires 4/12/14

LAZARD FRÈRES & CO. LLC
(S.E.C. I.D. No. 8-2595)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2013 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Management Committee and Member of
Lazard Frères & Co. LLC:

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2013, and the related notes (the "consolidated financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Lazard Frères & Co. LLC and subsidiaries as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2014

LAZARD FRÈRES & CO. LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
(In Thousands)

ASSETS	
Cash and cash equivalents	$ 382,932
Receivables, net:	
Fees	268,531
Affiliates	44,202
Related parties	3,967
Other	24,347
Investments	199,257
Property, net	39,942
Goodwill	128,451
Deferred tax assets	10,099
Other assets	41,678
TOTAL ASSETS	$ 1,143,406
LIABILITIES AND MEMBER'S EQUITY	
Accrued compensation and benefits	$ 250,091
Payables to affiliates	88,076
Accounts payable and accrued expenses	54,702
Income taxes payable	18,542
Obligations under pension and other post-retirement benefit plans	8,306
Securities sold, not yet purchased	4,045
Capital lease obligations	853
Other liabilities	27,274
TOTAL LIABILITIES	451,889
COMMITMENTS AND CONTINGENCIES	
Member's equity	717,728
Accumulated other comprehensive loss, net of tax	(26,211)
TOTAL MEMBER'S EQUITY	691,517
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,143,406

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND BASIS OF PRESENTATION

The consolidated statement of financial condition of Lazard Frères & Co. LLC (collectively referred to as the "Company"), a wholly-owned subsidiary of Lazard Group LLC ("Lazard Group"), include the accounts of Lazard Frères & Co. LLC ("LF&Co."), and its wholly-owned, non-guaranteed subsidiaries, Lazard Asset Management LLC and its subsidiaries (collectively referred to as "LAM"), Goldsmith, Agio, Helms & Lynner, LLC and its subsidiary ("GAHL"), Lazard Frères & Co., Limited and its subsidiary ("LF Ltd") and LFNY Funding LLC ("LFNY Funding").

The Company's operating activities include:

- Financial Advisory, which offers corporate, partnership, institutional, government and individual clients across the globe a wide array of financial advisory services regarding mergers and acquisitions and other strategic matters, restructurings, capital structure, capital raising and various other financial matters, and
- Asset Management, which offers a broad range of global investment solutions and investment management services in equity and fixed income strategies and alternative investments to corporations, public funds, endowments and foundation, labor funds, financial intermediaries and private clients.

Lazard Ltd ("Lazard Ltd"), a Bermuda holding company, whose common stock is traded on the New York Stock Exchange, is the parent company and majority owner of Lazard Group. The remaining ownership interests of Lazard Group are owned by LAZ-MD Holdings LLC ("LAZ-MD"), a Delaware limited liability company whose equity interests are held by current and former managing directors of Lazard Group or its predecessor company, Lazard LLC.

Basis of Presentation – The consolidated statement of financial condition are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's policy is to consolidate (i) entities in which it has a controlling financial interest, (ii) variable interest entities ("VIEs") where the Company has a variable interest and is deemed to be the primary beneficiary and (iii) limited partnerships where the Company is the general partner, unless the presumption of control is overcome. When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity's operating and financial decisions, the Company applies the equity method of accounting in which, it records in earnings its share of earnings or losses of the entity. Intercompany transactions and balances have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below relate to reported amounts and disclosures in the consolidated statement of financial condition.

Foreign Currency Translation – The consolidated financial statements are presented in U.S. dollars. The Company's non-U.S. subsidiaries have a functional currency (*i.e.*, the currency in which operational activities are primarily conducted) that is other than the U.S. dollar, generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries' assets and liabilities are translated into U.S. dollars at year-end exchange rates, while revenue and expenses are translated at average exchange rates during the year based on the daily closing exchange rates. Adjustments that result from translating

amounts from a subsidiary's functional currency to U.S. dollars are reported in "accumulated other comprehensive loss, net of tax" in the consolidated statement of financial condition.

Use of Estimates – In preparing the consolidated statement of financial condition, management makes estimates and assumptions regarding:

- valuations of assets and liabilities requiring fair value estimates including, but not limited to, investments, derivatives, securities sold, not yet purchased and assumptions used to value pension and other post-retirement benefit plans;
- recognition of asset management and distribution fees and the value of the underlying assets under management;
- the adequacy of the allowance for doubtful accounts;
- the realization of deferred taxes and adequacy of tax reserves for uncertain tax positions;
- the outcome of litigation;
- the carrying amount of goodwill and other intangible assets, and
- other matters that affect the reported amounts and disclosure of contingencies in the consolidated financial statements.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the consolidated statement of financial condition.

Cash and Cash Equivalents – The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. The Company has concentrations of cash and cash equivalents of $152,856 and $99,780 that are invested in Dreyfus money market funds and Goldman Sachs money market funds, respectively.

Investments – Investments in debt and marketable equity securities held at the Company's non broker-dealer subsidiaries are considered "trading" securities and are accounted for at fair value, with any increase or decrease in fair value recorded in earnings.

Investments also include interests in alternative investment funds and private equity funds that are accounted for at fair value, and an investment accounted for under the equity method of accounting.

Securities transactions are recorded on a trade date basis.

Allowance for Doubtful Accounts – The Company maintains an allowance for bad debts to provide for estimated losses relating to fees and other receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on management's analysis of the client's creditworthiness and previous client payment history and specifically reserves against exposures where the Company determines the receivables may be impaired, which may include situations where a fee is in dispute or litigation has commenced.

Asset management and distribution fee receivables are deemed past due and fully provided for when such receivables are outstanding 12 months after the invoice date. With respect to fees receivables from Financial Advisory activities, such receivables are generally deemed past due when they are outstanding 60 days from the date of invoice. However, some Financial Advisory transactions, primarily those

undertaken by our Private Fund Advisory Group ("PFAG") include specific contractual payment terms that may vary from one month to four years (as is the case for PFAG's interest-bearing financing receivables) following the invoice date or may be subject to court approval (as is the case with bankruptcy-related restructuring assignments). In such cases, receivables are deemed past due when payment is not received by the agreed-upon contractual date or the court approval date, respectively. Financial Advisory fee receivables past due in excess of 180 days are fully provided for unless there is evidence that the balance is collectable.

Other Receivables, net – Other receivables primarily consists of $15,266 related to the settlement of mutual fund transactions with customers of the Company's Asset Management business and $9,069 of amounts receivable from the redemption of investments in various alternative investment funds. These receivables are short-term in nature, and accordingly, their carrying amount approximates fair value.

Property, net – Property is stated at cost or, in the case of property under capital leases, the present value of the future minimum lease payments, less accumulated depreciation and amortization. Leasehold improvements are capitalized and are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease, which generally range between 3 and 15 years. Depreciation of furniture and equipment, including computer hardware and software, is determined on a straight-line basis using estimated useful lives, generally between 3 and 15 years.

Goodwill – Goodwill has an indefinite life and as required, the Company evaluates goodwill for impairment annually or more frequently if circumstances indicate impairment may have occurred. The Company elected to perform the qualitative evaluation method to evaluate whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount in lieu of actually calculating the fair value of the reporting unit.

During the fourth quarter of 2013, the Company changed the date of its annual goodwill impairment testing from December 31 to November 1. This change is preferable because it provides the Company with additional time to complete the annual goodwill impairment test in advance of its year-end reporting. The Company will continue to perform interim impairment testing should circumstances or events require. This change does not result in a delay, acceleration, or avoidance of an impairment charge. This change will be applied prospectively because it is impracticable to apply it retrospectively due to the difficulty in making estimates and assumptions without using hindsight. The Company completed its annual goodwill review as of November 1, 2013 and determined that no impairment existed.

Intangible Assets – Intangible assets that are not deemed to have an indefinite life are amortized over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This analysis is performed by comparing the carrying value of the intangible asset being reviewed for impairment to the current and expected future cash flows expected to be generated from such asset on an undiscounted basis, including eventual disposition. An impairment loss would be measured for the amount by which the carrying amount of the intangible asset exceeds its fair value. Intangible assets are included in "other assets" on the consolidated statement of financial condition.

Securities Sold, Not Yet Purchased – Securities sold, not yet purchased are recorded on a trade date basis and represent liabilities for securities sold where there is an obligation to deliver such securities. These securities are accounted for at fair value.

Derivative Instruments – A derivative is typically defined as an instrument whose value is "derived" from underlying assets, indices or reference rates, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (*e.g.*, currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (*e.g.*, options to buy or sell securities or currencies).

The Company enters into forward foreign currency exchange rate contracts, equity and fixed income swaps and other derivative contracts to economically hedge exposures to fluctuations in currency exchange rates and prices of equity and debt securities. The Company reports its derivative instruments separately as assets and liabilities unless a legal right of set-off exists under a master netting agreement enforceable by law. The Company's derivative instruments are recorded at their fair value and are included in "other assets" and "other liabilities" on the consolidated statement of financial condition.

In addition to the derivative instruments described above, the Company records derivative liabilities relating to its obligations pertaining to LAM Fund Interests awards, awarded in 2011 ("LAM Fund Interests") and other similar deferred compensation arrangements. The fair value of these compensation arrangements are based on the value of the underlying investments as adjusted for estimated forfeitures, and is included in "accrued compensation and benefits" in the consolidated statement of financial condition as of December 31, 2013.

Fair Value of Financial Assets and Liabilities – The majority of the Company's financial assets and liabilities are recorded at fair value or at amounts that approximate fair value. Such assets and liabilities include cash and cash equivalents, receivables, interest-bearing deposits and an insurance contract.

Costs-Saving Initiatives and Staff Reductions – The Company records charges associated with Lazard Group's approved cost-saving plans or staff reductions to reorganize one or more of the Company's business segments. Such plans can include severance costs, charges to vacate facilities and contract cancellation costs. Severance costs are generally accrued on the date that employees are notified of their benefits and other costs are generally accrued as the Company ceases to use facilities or cancels contracts. The Company records severance-related liabilities in "accrued compensation and benefits" and other types of liabilities in "other liabilities" in the consolidated statement of financial condition.

Income Taxes - Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. A deferred tax asset is recognized if it is more likely than not (defined or a likelihood of greater than 50%) that a tax benefit will be accepted by a taxing authority.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the following possible sources of taxable income when assessing the realization of deferred tax assets:

- future reversals of existing taxable temporary differences;
- future taxable income exclusive of reversing temporary differences and carryforwards;

- taxable income in prior carryback years; and
- tax-planning strategies.

The assessment regarding whether a valuation allowance is required or should be adjusted also considers all available positive and negative evidence, including, but not limited to, the following:

- nature, frequency, and magnitude of any recent losses and current operating results;
- duration of statutory carryforward periods;
- historical experience with tax attributes expiring unused; and
- near-term and medium-term financial outlook.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized/paid, including the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Offsetting of Assets and Liabilities – During 2013, the Company adopted the new disclosure requirements issued by the Financial Accounting Standards Board (the "FASB") regarding the nature of an entity's rights of setoff and related arrangements associated with its financial instruments, including derivatives, repurchase agreements and reverse repurchase agreements and securities borrowing and securities lending transactions that are either (i) offset or (ii) subject to an enforceable master netting arrangement. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards ("IFRS") and will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. The disclosure requirements are effective for interim and annual reporting periods beginning on or after January 1, 2013, with retrospective application required. The adoption of the new disclosure requirements did not have a material impact on the Company's consolidated statement of financial condition.

Reclassifications Out of Accumulated Other Comprehensive Income — During 2013, the Company adopted the FASB's amended guidance regarding the presentation of amounts reclassified out of accumulated other comprehensive income. The amendment required that the amounts reclassified out of accumulated other comprehensive income be presented by component and disclosed where the respective line item was reported in the consolidated statement of income. The amendment was to be applied prospectively, and is effective with interim and annual periods beginning after December 15, 2012, with early adoption permitted. The adoption of the amended guidance did not have a material impact on the Company's consolidated statement of financial condition.

Presentation of Unrecognized Tax Benefits — In July 2013, the FASB issued guidance on the presentation of unrecognized tax benefits when net operating losses or tax credit carryforwards exist. The guidance requires that the unrecognized tax benefit, or a portion of such unrecognized tax benefit, be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain situations, as defined in the guidance. The new presentation requirements are effective prospectively for interim and annual reporting periods beginning after December 15, 2013 with early adoption permitted. The Company

(In Thousands)

elected to early adopt this guidance in the fourth quarter of 2013, which did not have a material impact on the Company's consolidated statement of financial condition.

4. FEE RECEIVABLES, NET

Fee receivables, net, consists of receivables for investment banking fees, PFAG fees, private placement fees and asset management and distribution fees at December 31, 2013:

Financial advisory fees:	
Investment banking	$ 79,344
PFAG	15,513
Private placement	120
Asset management fees:	
Asset management and distribution fees	189,868
Total fee receivables	284,845
Less: Allowance for doubtful accounts	(16,314)
Fee receivables, net	$ 268,531

Activity in the allowance for doubtful accounts for the year ended December 31, 2013 was as follows:

	Year Ended December 31, 2013
Balance, January 1	$ 13,258
Bad debt expense	3,370
Charge-offs, foreign currency translation and other adjustments	(314)
Balance, December 31	$ 16,314

At December 31, 2013, the Company had receivables past due or deemed uncollectible of $18,712.

During 2013, the Company sold $20,304 of PFAG receivables to an affiliate of the Company. There was an allowance for doubtful accounts of $575 at December 31, 2013 related to PFAG receivables.

(In Thousands)

5. INVESTMENTS

The Company's investments and securities sold, not yet purchased as of December 31, 2013, consist of the following:

Investments:		
Debt	$	8,013
Equities		59,183
Funds:		
Alternative investments[a]		37,030
Debt [a]		17,158
Equity [a]		75,616
Private equity		2,257
		132,061
Total Investments	$	199,257
Securities sold, not yet purchased	$	4,045

[a] Interests in alternative investments, debt and equity funds include investments with fair values of $7,099, $1,468 and $15,610, respectively, at December 31, 2013, held in order to satisfy the Company's liabilities upon vesting of previously granted LAM Fund Interests and other similar deferred compensation arrangements. LAM Fund Interests represent grants by the Company to eligible employees of actual or notional interests in several LAM managed funds and are further explained in note 13 of notes to consolidated financial statements.

Debt securities primarily consist of seed investments invested in debt securities held within separately managed accounts related to the Company's Asset Management business and U.S. government debt securities.

Equities primarily consist of seed investments invested in marketable equity securities of large-, mid- and small-cap domestic, international and global companies held within separately managed accounts related to the Company's Asset Management business.

Interests in alternative investments funds primarily consist of interests in various LAM managed hedge funds or fund of funds.

Debt funds primarily consist of seed investments related to the Company's Asset Management business that invest in debt securities and amounts related to LAM Fund Interests.

Equity funds primarily consist of seed investments related to the Company's Asset Management business that invested in equity securities and amounts related to LAM Fund Interests.

Private equity funds primarily consist of an interest in a limited partnership that invests in private equity securities.

(In Thousands)

Gross unrealized investment gains and losses pertaining to "trading" securities are reported in "revenue-investment gains and losses, net" on the consolidated statement of income and are as follows:

Gross unrealized investment gains	$	10,720
Gross unrealized investment losses		(9,288)
Total net unrealized investment gain on trading securities	$	1,432

Investments Withheld Under Bankruptcy Proceedings - The Company was a party to a Prime Brokerage Agreement with Lehman Brothers Inc. ("LBI") for certain accounts involving investment strategies managed by LAM. On September 9, 2008, the Company requested a transfer of such accounts, of which $11,368 was not received. On September 15, 2008, Lehman Brothers Holdings, Inc., the ultimate parent company in the Lehman group, filed for protection under Chapter 11 of the United States Bankruptcy Code and a number of Lehman group entities in the U.K. entered into administration proceedings under the Insolvency Act of 1986. In addition, the Securities Investor Protection Corporation commenced liquidation proceedings on September 19, 2008 pursuant to the Securities Investor Protection Act of 1970, as amended, with respect to LBI.

The administration and the evolving situation and proceedings expose the Company to possible loss due to counterparty credit and other risk. During 2008, the Company fully reserved the entire amount of such possible loss and, through December 31, 2013, $9,657 has been recovered by the Company. The Company is actively seeking recovery of all amounts.

6. FAIR VALUE MEASUREMENTS

The Company categorizes its investments and certain other assets and liabilities recorded at fair value into a three-level fair value hierarchy as follows:

Level 1. Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2. Assets and liabilities whose values are based on (i) quoted prices for similar assets or liabilities in an active market, or quoted prices for identical or similar assets or liabilities in non-active markets, (ii) assets valued based on net asset value ("NAV") or its equivalent redeemable at the measurement date or within the near term without redemption restrictions, or (iii) inputs other than quoted prices that are directly observable or derived principally from, or corroborated by, market data.

Level 3. Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. Items included in Level 3 include securities or other financial assets and liabilities whose volume and level of activity have significantly decreased when compared with normal market activity and there is no longer sufficient trading frequency or volume to provide pricing information on an ongoing basis, as well as

assets valued based on NAV or its equivalent, but not redeemable within the near term as a result of redemption restrictions.

The Company's investments in U.S. Government debt securities and corporate bonds are classified as Level 1 when their respective fair values are based on unadjusted quoted prices in active markets and are classified as Level 2 assets when their fair values are primarily based on prices as provided by external pricing services.

The fair value of equities is principally classified as Level 1 or Level 3 as follows: marketable equity securities are classified as Level 1 and are valued based on the last trade price on the primary exchange for that security as provided by external pricing services; equity securities in private companies are generally classified as Level 3.

The fair value of interests in alternative investment funds is classified as either Level 2 or Level 3 depending on the time frame of any applicable redemption restriction, and is valued at NAV or its equivalent, which is primarily determined based on information provided by external fund administrators.

The fair value of investments in debt funds is classified as Level 1 assets when the fair values are based on the publicly reported closing price for the fund, and classified as Level 2 when the fair values are primarily based on NAV or its equivalent and are redeemable within the near term.

The fair value of investments in equity funds is classified as Level 1 and 2 as follows: publicly traded asset management funds are classified as Level 1 and are valued based on the reported closing price for the fund; investments in asset management funds not publicly traded and redeemable in the near term are classified as Level 2 and are valued at NAV or its equivalent, which is primarily determined based on information provided by external fund administrators.

The fair value of investments in private equity funds is classified as Level 3, and is primarily based on NAV or its equivalent, which is primarily determined based on information provided by external fund administrators. Such investments are not redeemable within the near term.

The fair values of derivatives entered into by the Company are classified as Level 2, and are based on the values of the related underlying assets, indices or reference rates as follows—the fair value of forward foreign currency exchange rate contracts is a function of the spot rate and the interest rate differential of the currency from the trade date to settlement date; the fair value of equity and fixed income swaps is based on the change in fair values of the related underlying equity security, financial instrument or index and a specified notional holding; and the fair value of derivative liabilities related to LAM Fund Interests and other similar deferred compensation arrangements is based on the value of the underlying investments adjusted for forfeitures.

Where information reported is based on data received from external fund administrators or pricing services, the Company reviews such information and classifies the investment at the relevant level within the fair value hierarchy.

(In Thousands)

The following table presents the categorization of investments and certain other assets and liabilities measured at fair value on a recurring basis as of December 31, 2013, within the fair value hierarchy:

	Fair Value Measurements on a Recurring Basis			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Investments:				
Debt	$ 1,681	$ 6,332	$ -	$ 8,013
Equities	58,048	-	1,135	59,183
Funds:				
Alternative investments	-	37,030	-	37,030
Debt	17,154	4	-	17,158
Equity	75,574	42	-	75,616
Private equity	-	-	2,257	2,257
Derivatives	-	566	-	566
Total	$ 152,457	$ 43,974	$ 3,392	$ 199,823
Liabilities:				
Securities sold, not yet purchased	$ 4,045	$ -	$ -	$ 4,045
Derivatives	-	25,093	-	25,093
Total	$ 4,045	$ 25,093	$ -	$ 29,138

Fair Value of Certain Investments Based on NAV – The Company's Level 2 and Level 3 investments at December 31, 2013 include certain investments that are valued using NAV as a practical expedient in determining fair value. The Company has no unfunded commitments to these investments. Information with respect thereto was as follows:

			Estimated Liquidation Period of Investments Not Redeemable			Investments Redeemable	
	Fair Value	**% of Fair Value Not redeemable**	**% Next 5 Years**	**% 5-10 Years**	**% Thereafter**	**Redemption Frequency**	**Redemption Notice Period**
Investment							
Alternative Invesment funds:							
Hedge funds	$ 31,837	N/A	N/A	N/A	N/A	(a)	< 30 - 90 days
Fund of funds	475	N/A	N/A	N/A	N/A	(b)	< 30 - 120 days
Other	4,718	N/A	N/A	N/A	N/A	(c)	< 30 - 60 days
Debt funds	4	N/A	N/A	N/A	N/A	(d)	30 days
Equity funds	42	N/A	N/A	N/A	N/A	(e)	30 - 90 days
Private equity funds	2,257	100%	100%	N/A	N/A	N/A	N/A
Total	$ 39,333						

Redemption frequency as follows:

(a) weekly (17%), monthly (65%) and quarterly (18%)

(b) monthly (95%) and quarterly (5%)

(c) daily (7%), weekly (1%), and monthly (92%)

(d) daily (100%)

(e) daily (13%), monthly (58%) and monthly (29%)

(In Thousands)

See note 5 of notes to consolidated financial statements for discussion of significant investment strategies for investments with values based on NAV.

Financial Instruments Not Measured at Fair Value—The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments as of December 31, 2013 that are not measured at fair value in the Company's consolidated statement of financial condition, and excludes certain financial instruments such as equity method investments.

			Fair Value Measurements Using:		
	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:					
Cash and cash equivalents	$ 382,932	$ 382,932	$ 382,932	$ -	$ -
Interest-bearing financing receivables	$ 15,513	$ 15,996	$ -	$ -	$ 15,996
Insurance contract (included within other assets)	$ 852	$ 852	$ -	$ 852	$ -
Interest-bearing deposits (included within other assets)	$ 516	$ 516	$ 516	$ -	$ -

Cash and cash equivalents are carried at either cost or amortized cost that approximates fair value due to their short-term maturities. Money market funds are valued through the use of quoted market prices, or $1.00 per share, which generally is the NAV of the fund.

Fair values of interest-bearing financing receivables were generally determined by discounting both principal and interest cash flows expected to be collected, using a discount rate approximating current market interest rates for comparable financial instruments and based on unobservable inputs.

The carrying value of the insurance contract is stated at its cash surrender value, which approximates fair value because cash surrender value represents the value if it is currently redeemed.

The carrying value of interest-bearing deposits is at amortized cost, which approximates fair value due to their short-term nature.

(In Thousands)

7. DERIVATIVES

The table below presents the fair values of the Company's derivative instruments reported within "other assets" and "other liabilities" and the fair value of the Company's derivative liability relating to its obligation pertaining to LAM Fund Interests and other similar deferred compensation arrangements reported within "accrued compensation and benefits" on the accompanying consolidated statement of financial condition as of December 31, 2013:

	Assets at December 31, 2013		Liabilities at December 31, 2013	
	Fair Value	Notional	Fair Value	Notional
Forward foreign currency exchange rate contracts	$ 147	$ 3,440	$ 13	$ 1,384
Equity and fixed income swaps and other [a]	2,030	47,893	1,598	64,002
LAM Fund Interests and other similar deferred compensation arrangements	-	-	25,093	22,601
Total Derivatives	2,177	$ 51,333	26,704	$ 87,987
Counterparty netting	(1,611)		(1,611)	
Total Derivatives - Net	$ 566		$ 25,093	

[a] Equity and fixed income swaps with the same counterparty under legally enforceable master netting agreements are recorded "net" in "other assets", with receivables for net cash collateral under such contracts of $11,384 as of December 31, 2013.

The Company did not designate any of its derivatives as hedging instruments.

8. PROPERTY, NET

At December 31, 2013, Property, net consists of the following:

Leasehold improvements	$ 27,382
Furniture and equipment	82,814
Total	110,196
Less - Accumulated depreciation and amortization	(70,254)
Property, net	$ 39,942

Furniture and equipment at December 31, 2013 includes $10,094 of assets that were acquired under capital leases. Accumulated depreciation on these assets amounts to $9,441 at December 31, 2013.

9. GOODWILL

During 2011, LAM acquired substantially all of the assets associated with the investment advisory business of a California based asset management firm. The purchase was effected through an exchange of cash and contingent consideration. LAM was obligated to pay an earnout consideration in a one-time cash amount of (i) $3,000 if the annual revenue attributable to the business, in any of the calendar years ending December 31, 2011, 2012 or 2013 equaled or exceeded $4,000, and/or (ii) $4,000 if the annual revenue attributable to the business in any of the calendar years ending December 31, 2012 or 2013 equaled or exceeded $10,000. The Company was obligated to make only one payment, if earned, for

each of the earnout considerations. In order for the business to receive both earnout payments, the business must have equaled or exceeded the first and second earnout revenue targets in separate calendar years. As the performance thresholds ultimately were not achieved, the Company is no longer obligated to pay earnout consideration.

10. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

In the ordinary course of business the Company transacts with, provides services to, or receives services from certain affiliates and subsidiaries of Lazard Group. These affiliates and subsidiaries along with Lazard Ltd are referred to herein as affiliates.

LFCM Holdings LLC ("LFCMH") owns businesses formerly owned by Lazard LLC. In addition to LCM, LFCMH owns Lazard Alternative Investments LLC ("LAI"), a business that specializes in private equity fund management activities.

LAZ-MD and LFCMH are owned by current and former managing directors of Lazard Group. LAZ-MD and LFCMH and its subsidiaries LCM and LAI, are considered related parties to the Company.
A description of material transactions and balances with affiliates and related parties included in the consolidated financial statements of the Company as of December 31, 2013 or for the year then ended are set forth below.

Executive Management Service Charge – The Company, through an agreement with an affiliate, Lazard Strategic Coordination Company LLC ("LSCC"), a wholly-owned subsidiary of Lazard Group, performs various services associated with the management, administration and operations of Lazard Group. LSCC allocates the costs charged by the Company along with other costs for management, administration and operations of Lazard Group to the Company and other subsidiaries and affiliates of Lazard Group. These costs are allocated based on revenues or headcount.

Administrative Services Agreement – Pursuant to an administrative services agreement, dated May 10, 2005, by and among LAZ-MD, LFCMH and Lazard Group (the "Administrative Services Agreement"), Lazard Group, through the Company and its subsidiaries, provides selected administrative and support services to LAZ-MD and LFCMH. These services include cash management and debt service administration, accounting and financing activities, tax, payroll, human resources administration, financial transaction support, information technology, public communications, data processing, procurement, real estate management, and other general administrative functions. The Company charges for the services it provides based on Lazard Group's cost allocation methodology, which primarily includes either square footage or headcount and estimated time spent by the Company's personnel.

The terms and services provided pursuant to the Administrative Services Agreement are subject to automatic annual renewal, unless either party gives 180 day notice of termination. As of December 31, 2013, neither party has given the required notice of termination. LFCMH and Lazard Group have a right to terminate the services earlier if there is a change of control of either party or the business alliance provided in the Business Alliance Agreement expires or is terminated. The party receiving a service may also terminate a service earlier than 180 day notice as long as the receiving party pays the service provider an additional three months of service fees for the terminated service.

(In Thousands)

Receivables from Affiliates – Receivables from affiliates is comprised of the following items at December 31, 2013:

Receivable from Lazard Group in connection with incentive compensation plans	$	30,961
Executive management services agreement charges due from various affilates		6,230
Banking and PFAG fee sharing due from various affiliates		4,196
Other		2,815
Total Receivable from Affiliates	$	44,202

Receivables from Related Parties – Receivables from related parties of $3,967 as of December 31, 2013, is primarily comprised of (i) $2,662 of receivables from LCM for referral fees for introducing, underwriting and private placement transactions that generate underwriting and private placement fees for LCM and (ii) $752 of loans to employees.

Payables to Related Parties – Payables to related parties of $966 as of December 31, 2013, is comprised of $246 of payables to LCM and $720 to Merchant Bankers Asociados, an Argentina based financial advisory services firm, for restructuring and M&A fees. Such amounts are reflected in "other liabilities" in the consolidated statement of financial condition.

Payables to Affiliates – Payables to affiliates is comprised of the following items at December 31, 2013:

Compensation charges due to Lazard Group	$	40,501
Deferred compensation charges due to various affiliates		15,644
Loan payable to Lazard Group		11,256
Executive management services agreement charges to LSCC		8,774
Rent allocation payable to Lazard Group		5,601
Banking and PFAG fee sharing due to various affiliates		2,714
Other		3,586
Total Payables to Affiliates	$	88,076

11. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases office space, office equipment and other computer hardware and software under non-cancelable operating lease agreements and office equipment and computer hardware and software under non-cancelable capital and operating lease agreements, which expire on various dates through 2023. Office space lease agreements, in addition to base rentals, are generally subject to escalation based on certain costs incurred by the landlord. The Company subleases office space to third parties under agreements, which expire on various dates through March, 2014.

(In Thousands)

Minimum rental commitments under these leases are as follows:

	Minimum Rental Commitments	
Year Ending December 31,	**Capital Leases**	**Operating Leases**
2014	$ 609	$ 13,385
2015	282	11,025
2016	20	10,044
2017	-	7,431
2018	-	4,601
Thereafter	-	11,585
Total minimum lease payments	911	58,071
Less - Interest on capital lease commitments	58	
Present value of capital lease commitments	$ 853	
Less - Sublease proceeds		1,265
Net lease payments		$ 56,806

Other Commitments – At December 31, 2013, the Company had agreements with certain senior advisors, managing directors and employees that entitle them to future minimum payments. These future minimum payments amount to $2,657 for the year ended December 31, 2014. Such agreements are cancelable under certain circumstances.

Legal – The Company is involved from time to time, in judicial, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of the Company's businesses, including proceedings initiated by former employees alleging wrongful termination. The Company reviews such matters on a case-by-case basis and establishes any required accrual if a loss is probable and the amount of such loss can be reasonably estimated. The Company believes; however, based on currently available information, that the results of such pending matters, in the aggregate, will not have a material effect on its business or financial condition.

12. MEMBER'S EQUITY

Pursuant to the Company's operating agreement, the Company allocates and distributes to Lazard Group a substantial portion of its distributable profits throughout the year and as soon as practicable after the end of each fiscal year.

13. INCENTIVE COMPENSATION

The Company participates in Lazard Ltd's share-based and fund-based incentive compensation plans.

Share-Based Incentive Compensation – Lazard Ltd's share-based incentive compensation awards that do not require future service are expensed immediately; however, awards that require future service are amortized over the applicable vesting period or requisite service period. Expenses relating to share-based incentive compensation awards are generally based on the fair value of Lazard Ltd's Class A common stock on the date of grant.

(In Thousands)

Fund-Based Incentive Compensation – Beginning in 2012, Lazard Group began a program whereby Lazard Group granted interests in certain funds managed by LAM to eligible employees, ("Lazard Fund Interests"), which generally require future service as a condition for vesting.

LAM Fund Interests and Other Similar Deferred Compensation Arrangements

In April 2011, the Company granted LAM Fund Interests, which represent deferred interests in certain LAM funds that were granted to certain eligible employees. The LAM Fund Interests and other similar deferred compensation arrangements generally require future service as a condition for vesting. The Company recorded a prepaid compensation asset and a corresponding compensation liability on the grant date based upon the fair value of the award. LAM Fund Interests generally provide for one-third vesting on March 1, 2013 and two-thirds vesting on March 3, 2014. Half of the other similar deferred compensation arrangements vested on December 31, 2013 and the remaining half vest on December 31, 2014. LAM Fund Interests and similar deferred compensation arrangements that do not require future service are expensed immediately. The related compensation liability is accounted for at fair value as a derivative liability, which contemplates the impact of estimated forfeitures, and is adjusted for changes in fair value primarily related to changes in value of the underlying investments. There were no LAM Fund Interests granted in 2013.

14. EMPLOYEE BENEFIT PLANS

The Company provides pension and other post-retirement benefits to certain of its employees through defined benefit pension plans in the U.S. and a partially funded, contributory post-retirement medical plan covering qualifying U.S. employees. The defined benefit pension plans and post-retirement medical plan, prior to being frozen generally provided benefits to participants based on average levels of compensation. The Company also offers a defined contribution benefit plans in the U.S.

Employees of Lazard Asset Management Limited ("LAM-UK"), a subsidiary of LAM, are covered by a defined benefit pension plan (the "UK Plan") co-sponsored by LAM-UK and Lazard & Co. Limited, a UK affiliate. These consolidated financial statements and notes include LAM-UK's 27% share of the plan's assets and liabilities at December 31, 2013 and 27% of the plan's activity for the year ended December 31, 2013. Effective March 31, 2006, the plan was frozen.

Employer Contributions to Pension Plans – The Company's funding policy for its U.S. pension plans is to fund when required or when applicable upon an agreement with the plans' Trustees. Management also evaluates from time to time whether to make voluntary contributions to the plans.

On April 30, 2012, the Company and the Trustees of the UK Plan concluded the December 31, 2010 triennial valuation of the plan. In connection with such valuation and a previously negotiated agreement with the Trustees, the Company and the Trustees agreed upon pension funding terms whereby the Company will make contributions of 216 thousand British pounds during each year from 2012 through 2020 inclusive. The terms of the agreement are subject to adjustment based on the results of future triennial valuations.

During the year ended December 31, 2013, the Company contributed 274 thousand British pounds ($428 at the average exchange rate for 2013) to the UK Plan.

Investment Policies and Strategies – The primary investment goal is to ensure that the Company's pension plans remain well funded, taking account of the likely future risks to investment returns and contributions. As a result, portfolios of assets are maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plans without exposing the trusts to an unacceptable risk of under-funding. The Company's likely future ability to pay such contributions as are required to maintain the funded status of the plans over a reasonable time period is considered when determining the level of risk that is appropriate. The fair value of the plans' investments classified as Level 1 assets are based on market quotes. The fair value of the plans' assets classified as Level 2 assets are primarily valued based on inputs other than quoted prices that are directly observable or derived principally from, or corroborated by, market data. The fair value of the plans' investments classified as Level 3 assets are primarily based on NAV determined based on information provided by external fund administrators.

The expected long-term rate of return on plan assets assumption is developed by using historical data, which includes; market yields, price earnings ratios, investment returns, volatilities and other data. Such historical data is then adjusted for (i) current market conditions; including current market yields and equity dividend and earnings yields, and (ii) information from central banks and academic papers that serve as indicators of future inflation and economic growth. The adjusted historical data is then evaluated against investment manager expectations.

Defined Contribution Plan – Pursuant to certain matching contributions, the Company contributes to employer sponsored defined contribution plans. Such contributions amounted to $4,756 for the year ended December 31, 2013.

Post-Retirement Medical Plan - The post-retirement medical plan (the "Medical Plan") pays stated percentages of most necessary medical expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. Participants become eligible for benefits if they retire from the Company after meeting certain age and service requirements. Effective January 1, 2005, post-retirement health care benefits are no longer offered to managing directors and employees hired on or after January 1, 2005 and for managing directors and employees employed before January 1, 2005 who attained the age of 40 after December 31, 2005.

(In Thousands)

The following table summarizes the components of net periodic benefit costs and other amounts recognized in accumulated other comprehensive income for the U.S. and U.K. plans, for the year ended December 31, 2013. The Company uses December 31 as the measurement date for its pension plans and Medical Plan:

Components of Net Periodic Benefit Costs:	Employee Pension Plans	Employee Pension Plan Supplement	Medical Plan
Service cost	$ -	$ -	$ 53
Interest cost	5,191	42	182
Expected return on plan assets	(5,499)	-	-
Amortization of net actuarial loss	492	3	-
Net periodic benefit cost	$ 184	$ 45	$ 235
Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive income (loss):			
Net actuarial (gain) loss	$ (3,139)	$ (209)	$ (647)
Reclassification of actuarial gain (loss) to earnings	(492)	(3)	-
Foreign currency translation adjustment	(199)	-	-
Total recognized in other comprehensive income (excluding tax benefit of $698)	$ (3,830)	(212)	$ (647)
Net amount recognized in total periodic benefit cost and other comprehensive income	$ (3,646)	$ (167)	$ (412)
Actual return on plan assets	$ 9,887		
Employer contribution	$ 428	$ 55	$ 176
Plan Participants' contribution	$ -	$ -	$ 589
Benefits paid	$ (4,492)	$ (55)	$ (765)

The amounts in "accumulated other comprehensive income" on the consolidated statement of financial condition as of December 31, 2013 that are expected to be recognized as components of net periodic benefit cost (credit) for the year ending December 31, 2014 are as follows:

	Employee Pension Plan	Employee Pension Plan Supplement	Medical Plan	Total
Net acturial loss	$ 401	$ -	$ (90)	$ 311

(In Thousands)

As a result of the pension plans being frozen, the accumulated benefit obligation and the projected benefit obligation are equal and with respect to the pension plans, are referred to herein as benefit obligation. The following table summarizes the Company's benefit obligations, the fair value of the assets and the funded status and amount recognized in the consolidated statement of financial condition for the post-retirement plans at December 31, 2013:

	Employee Pension Plans	Employee Pension Plan Supplement	Medical Plan
Change in Benefit Obligation			
Benefit obligation at beginning of year	$ 121,619	$ 1,066	$ 5,668
Service cost	-	-	53
Interest cost	5,191	42	182
Actuarial (gain) loss	1,435	(209)	(647)
Benefits paid	(4,492)	(55)	(176)
Foreign currency translation adjustment	2,089	-	-
Benefit obligation at end of year	125,842	$ 844	$ 5,080
Change in Plan Assets			
Fair value of plan assets at beginning of year	115,414		
Actual return on plan assets	9,887		
Employer contribution	428		
Benefits paid	(4,492)		
Foreign currency translation adjustment	2,371		
Fair value of plan assets at end of year	123,608		
Funded surplus (deficit) at end of year	$ (2,234)		
Amount recognized in the Consolidated Statement of Financial Condition consists of:			
Prepaid pension asset (included in "other assets")	$ 148		
Accrued benefit liability	(2,382)	$ (844)	$ (5,080)
Net asset (liability) recognized	$ (2,234)	$ (844)	$ (5,080)
Amounts Recognized in Accumulated Other Comprehensive Income/(Loss) (excluding tax charge of $1,940 consists of:			
Actuarial net (gain) loss	$ 25,776	$ 24	$ (598)

(In Thousands)

The assumptions used to develop actuarial present value of the projected benefit obligation and net periodic benefit cost as of and for the year ended December 31, 2013 are set forth below:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirment Medical Plan
Weighted-average assumptions used to determine Benefit Obligations:			
Discount rate	4.57%	5.00%	4.30%
Health care cost trend rates:			
Initial			7.50%
Ultimate			5.00%
Rate of compensation increase			
Year ultimate trend rate achieved			2019
Weighted-average assumptions used to determine Net Periodic Benefit Cost:			
Discount rate	3.66%	4.05%	3.40%
Expected long-term rate of return on plan assets	4.94%		
Rate of compensation increase			
Health care cost trend rates used to determine net periodic benefit cost:			
Initial			8.00%
Ultimate			5.00%
Year ultimate trend rate achieved			2019

Generally, the Company determined the discount rate for its defined benefit plans by utilizing indices for long term, high quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans' liabilities.

In selecting the expected long-term rate of return on plan assets, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of the plan, giving consideration to expected returns on different asset classes held by the plans in light of prevailing economic conditions as well as historic returns.

The assumed cost of healthcare has an effect on the amounts reported for the Company's post-retirement medical plan. A 1% change in the assumed healthcare cost trend would have the following effects:

	1% Increase	1% Decrease
Net Periodic Benefit Cost	$ 33	$ (24)
Accumulated Benefit Obligation	$ 675	$ (494)

(In Thousands)

Expected Employer Contribution – The following table summarizes the expected employer contributions for the Company's plans for the 2014 fiscal year:

	Employee Pension Plans	Employee Pension Plan Supplement	Medical Plan
2014	$ 357	$ 57	$ 397

Expected Benefit Payments – The following table summarizes the expected benefit payments for each of the Company's plans for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

	Employee Pension Plans	Employee Pension Plan Supplement	Medical Plan
2014	$ 3,805	$ 57	$ 397
2015	$ 3,975	$ 32	$ 398
2016	$ 4,018	$ 65	$ 395
2017	$ 4,253	$ 64	$ 392
2018	$ 4,669	$ 56	$ 392
2019 - 2023	$ 27,912	$ 324	$ 1,894

Plans' Assets - The following table presents the categorization of the Company's plans' assets, measured at fair value into a fair value hierarchy in accordance with fair value measurement disclosure requirements as of December, 31, 2013:

	Level 1	Level 2	Level 3	Total
Investments:				
Cash	$ 668	$ -	$ -	$ 668
Equities	3,695	-	-	3,695
Debt	2,173	-	-	2,173
Funds:				
Equities	42,382	-	-	42,382
Debt	11,942	55,076	363	67,381
Alternative investments	148	7,047	114	7,309
Totals	$ 61,008	$ 62,123	$ 477	$ 123,608

(In Thousands)

Included in Level 1 Equity funds is $27,766 that is invested in funds managed by LAM.

Consistent with the plans' investment strategies; at December 31, 2013, the Company's U.S. pension plan had 54% of the plans' assets invested in Level 1 equity funds, and 46% invested in Level 1 debt funds. The Company's UK Plan at December 31, 2013 had 33% of the plan's assets invested in equities and equity funds that are primarily Level 1 assets, 59% of the plan's assets invested in debt and debt funds that are primarily Level 2 assets, 7% of the plan's assets invested in alternative investments funds that are primarily Level 2 assets, and 1% of the plan's assets invested in cash, which is a Level 1 asset.

15. COST SAVING INITIATIVES AND RESTRUCTURING PLAN

Cost Saving Initiatives – In October 2012, Lazard Group announced a number of cost saving initiatives (the "Initiatives") relating to the Company's operations. These initiatives include streamlining Lazard Group's corporate structure and consolidating support functions; realigning investments into areas with potential for the greatest long-term return; the settlement of certain contractual obligations; occupancy cost reduction; and creating greater flexibility to retain and attract the best people and invest in new growth areas. At December 31, 2013, the Company's obligation pursuant to the Initiatives amounts to $2,580 in accrued compensation and benefits and $741in other liabilities.

16. INCOME TAXES

As a single-member limited liability company, LF&Co. is disregarded as an entity separate from its owner and its operations are included in the tax returns of Lazard Group. Therefore, the Company has no income tax expense except with regard to: (i) its asset management subsidiaries that are taxed in the jurisdictions in which they operate as well as their income attributable to their operations apportioned to New York City, which are subject to New York City Unincorporated Business Tax ("UBT") and (ii) certain subsidiary holding companies that are subject to federal and state income taxes.

Deferred tax assets and liabilities at December 31, 2013 are as follows:

Deferred tax assets:	
Compensation and benefits	$ 16,921
Net operating loss and tax credit carryforwards	5,419
Basis adjustments - 2005 separation and recapitalization	1,364
Depreciation and amortization	594
Other	1,323
Gross deferred tax asset	25,621
Valuation allowance	(6,667)
Total deferred tax assets, net of valuation allowance	18,954
Deferred tax liabilities:	
Compensation and benefits	(7,291)
Depreciation and amortization	(326)
Other	(1,238)
Total deferred tax liabilities	(8,855)
Total net deferred tax assets	$ 10,099

(In Thousands)

The valuation allowance for deferred tax assets decreased $1,566 during 2013, which is primarily attributable to a decrease in deferred tax assets related to compensation and benefits in Japan and a decrease in net operating loss carryforwards in Germany. These decreases were partially offset by an increase in net operating loss carryforwards in Japan. The Company has net operating loss carryforwards in Germany of $26,586 and Japan of approximately of $7,695 at December 31, 2013, a portion of which begin expiring in 2018.

The Company's liability for unrecognized tax benefits of $12,692 at December 31, 2013, includes $2,476 related to interest and penalties, which, if recognized, $10,012 would favorably affect the effective tax rate. With few exceptions, the Company is no longer subject to income tax examination by U.S. federal, state and local tax authorities for years prior to 2010 and by foreign tax authorities for years prior to 2006. While the Company is under examination in various tax jurisdictions with respect to certain open years, the Company does not expect that the result of any final determination related to these examinations will have a material impact on its consolidated financial statements. Developments with respect to such examinations are monitored on an ongoing basis and adjustments to tax liabilities are made as appropriate.

A reconciliation of the beginning to the ending amount of gross unrecognized tax benefits (excluding interest and penalties) is as follows:

Balance, January 1, 2013 (excluding interest & penalties of $1,987)	$	8,776
Increases in gross unrecognized tax benefits pertaining to:		
Tax positions taken during current year		3,648
Decreases in gross unrecognized tax benefits pertaining to:		
Tax positions taken in prior years		(385)
A lapse of the applicable statue of limitations		(1,823)
Balance, December 31, 2013 (excluding interest & penalties of $2,476)	$	10,216

The Company anticipates that it is reasonably possible that approximately $3,247 of unrecognized tax benefits recorded at December 31, 2013 may be recognized within 12 months by as a result of the lapse of the statute of limitations in various taxing jurisdictions.

17. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events and no items were noted that require disclosure in or adjustment to the consolidated financial statements.

* * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 27, 2014

Lazard Frères & Co. LLC
30 Rockefeller Plaza
New York, NY 10112

In planning and performing our audit of the consolidated financial statements of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 27, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of the management committee, the member, management, the SEC, Financial Industry Regulatory Authority. Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP